UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2013
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 30, 2013, announcing its preliminary financial results for the quarter ended March 31, 2013.

Attached hereto as Exhibit 2 is a copy of a presentation held on May 30, 2013 of the Company's preliminary first quarter results ended March 31, 2013.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 1Q 2013 results and quarterly dividend of $0.39 per share

Hamilton, Bermuda, May 30, 2013. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended March 31, 2013.

Highlights

•	Declares first quarter dividend of $0.39 per share

•	Delivery of the final dry-bulk newbuilding and disposal of three older vessels in 1Q 2013

•	Refinanced $375 million bank debt related to an ultra-deepwater drilling rig - total capital raised now exceeds $1.4 billion since October 2012

•	Contracted four 8,700 TEU eco-design container newbuildings with delivery in 2014 and 2015

•	Selected key financial data:

Three Months Ended
	Mar 31, 2013	Dec 31, 2012
Charter revenues(1)	$153m	$168m
EBITDA(2)	$122m	$134m
Net income	$32m	$51m
Earnings per share	$0.38	$0.60

Dividends and Results for the Quarter Ended March 31, 2013

The Board of Directors has declared a quarterly cash dividend of $0.39 per share. The dividend will be paid on or about June 28, 2013 to shareholders of record as of June 21, 2013. The ex-dividend date will be June 19, 2013.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $65.1 million, or $0.76 per share, in the first quarter of 2013. This number excludes $14.0 million of revenues classified as 'repayment of investments in finance lease', and also excludes $74.9 million of charter revenues earned by assets classified as 'investment in associate'.

The Company recorded a $18.0 million gain on sale of vessels in the quarter arising from the sale of three older vessels; a combination carrier, a Suezmax tanker and a non-double hull VLCC.

Reported net operating income pursuant to U.S. GAAP for the quarter was $43.8 million, or $0.51 per share, and reported net income was $32.4 million, or $0.38 per share.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "We continue the renewal of the fleet and have now ordered four 8,700 TEU container vessels at historically low prices. The vessels will be built to high specifications at one of the leading shipyards in Korea and will include the latest in eco-design features.

Mr Hjertaker continued: "We see interesting investment opportunities also in our other core segments and expect to invest more capital in the near term with the ambition to build additional distribution capacity going forward."

1.	Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates' and cash sweep income if accrued.
2.	EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1: Reconciliation of Net Income to EBITDA.

Business Update

As of March 31, 2013, and adjusted for subsequent acquisitions and sales, the fixed-rate charter backlog from our fleet of 69 vessels and rigs was approximately $5.1 billion, with an average remaining charter term of 6.6 years, or 9.8 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.

In May 2013, the Company entered into contracts to build four new 8,700 TEU container vessels at Daewoo Shipbuilding & Marine Engineering Co. Ltd. ("DSME") in Korea for a total contract price of approximately $340 million and with scheduled delivery in 2014 and 2015. The vessels will be built to very high specifications with the latest design to ensure premium operational performance. The vessels will be marketed for long-term charters, and we have already seen firm interest from leading container operators.

As part of the Company's continuing fleet renewal process, three vessels built between 1991 and 1993 have been sold and delivered to their new owners in the first quarter. Following these disposals, the Company does not have any combination carriers or single-hull tankers left in the fleet. The sales resulted in a total book gain of $18.0 million and net proceeds of $52.2 million including charter termination compensation. The Company took delivery of the last of its Handysize drybulk newbuildings during the first quarter, and the vessel commenced a three year timecharter immediately thereafter.

According to market sources, the tanker spot rates declined in the fourth quarter and the market continued at low levels throughout the first quarter.  As a result of the low rates, the crude oil tanker vessels on charter to Frontline earned less than the threshold level and no cash sweep or profit share was generated in the first quarter.

As the crude oil tanker market has continued at a low level into the second quarter, the Company does not expect any material cash sweep contribution for the remainder of 2013 unless a significant upturn in the spot charter rates for VLCCs and Suezmax tankers occurs.  Ship Finance currently has 22 vessels on long term charters to Frontline, all of which are subject to such profit sharing arrangements. Following Frontline's latest quarterly report, the Company continues to monitor the situation to minimize any potential negative impact on Ship Finance. In the first quarter, Ship Finance received the $52.2 million cash sweep from Frontline that accumulated in 2012.

The Company has four handysize drybulk carriers employed in the short-term charter market. Three of the vessels are chartered out on one-year time charter contracts with 50/50 profit share above fixed base rates, while the fourth vessel is chartered out at a fixed rate until 2H 2013. Reports from brokers suggest that long-term charter rates are only marginally above the previous quarter, and the Company intends to employ these four vessels in the short-term market until long-term charter rates recover.

Seven feeder-size 1,700-2,800 TEU container vessels are also employed in the short-term market. The market has shown signs of improvement, but is still at a low level. With the long-term charter market only marginally higher than the short-term market, the Company's intention is to continue employing these seven vessels in the short-term market.

The Company has two Suezmax tankers on charter to North China Shipping Co. Ltd. ("NCS"). The vessels, which were originally on bareboat hire-purchase agreements until 4Q 2014 and 1Q 2015, will now be chartered to NCS on a timecharter-basis for the remainder of the respective charter periods. The new charters will include a profit sharing feature and the purchase obligations at the end of the charters will be adjusted accordingly.

The Company's four drilling units are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $72 million of combined charter revenues in the first quarter. All of our drilling units are sub-chartered to oil companies on profitable terms, and based on the fixed-rate charter structure for these assets, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers and drybulk carriers. The majority of these vessels and rigs, including newbuildings, are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure

As of March 31, 2013, Ship Finance had approximately $65 million in cash and cash equivalents and approximately $235 million available under revolving credit facilities. In addition, the Company had approximately $56 million of assets classified as available for sale securities. The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.

In January 2012, the Company refinanced the remaining balance of the outstanding 8.5% senior notes due December 2013 with new $350 million convertible notes due 2018. The convertible notes bear an annual coupon of 3.25% and have an initial conversion price of $21.945 per share. The offering was significantly oversubscribed and therefore upsized from the originally targeted $250 million.

Subsequent to quarter end, the Company has entered into an agreement with a syndicate of banks to refinance the existing debt on the ultra-deepwater rig West Hercules at attractive terms. The new facility is for $375 million and has a term of six years. The new loan is expected to be drawn during the second quarter of 2013.

At quarter-end, the Company had four 4,800 TEU container vessels under construction. Of the remaining $173 million of yard installments, only $25 million will be be funded from our cash position, and the remaining amount will be funded by drawing on bank loans.

As of March 31, 2013	2Q 2013	3Q 2013	4Q 2013	2014	Total
4,800 teu	$23 mill.	$40 mill.	$75 mill.	$35 mill.	$173 mill.
Committed financing	$(28) mill.	$(32) mill.	$(60) mill	$(28) mill.	$(148) mill.
Net investment(1)	$(5) mill.	$8 mill.	$15 mill.	$7 mill.	$25 mill.

(1)	A negative number for 'net investments' means that the transactions will be cash positive for the Company

Subsequent to quarter-end, the Company has agreed to build four 8,700 TEU newbuilding container vessels. Scheduled delivery is in 2014 and 2015, and the aggregate yard contruction cost will be approximately $340 million, with the majority payable on delivery. We will arrange bank financing in due course, and estimate the equity investment to be up to approximately $100 million in aggregate for the four vessels.

Strategy and Outlook

One of Ship Finance's competitive strengths is the flexibility to target several shipping and offshore markets and benchmark deals across segments based on risk/reward parameters. We remain committed to building our portfolio with high quality assets and charters supporting our long-term distribution capacity.

The Company has confirmed its strong position in the financing and capital markets, raising equity capital, senior unsecured bonds and convertible notes and securing new bank financing on attractive terms for vessels and rigs. This amounts to more than $1.4 billion since October 2012. We expect to secure financing on the remaining newbuildings well before delivery from the shipyard.

Some shipping markets are currently facing soft spot market earnings which may also impact asset pricing in these segments. With our healthy capital structure, we believe we are well positioned to take advantage of potentially softer asset pricing through opportunistic acquisitions. These assets may be with no or limited charter coverage initially, but with the objective to find long-term employment over time.

Accounting Items

Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules and West Taurus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 30, 2013

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Magnus T. Valeberg, Senior Vice President: +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2013 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2012
except per share data)	2013	2012	(audited)

Charter revenues - operating lease	35,541	34,104	137,035
Charter revenues - finance lease	43,545	46,026	190,198
Revenues classified as Repayment of investment in finance leases	(13,999)	(14,573)	(59,717)
Cash sweep income	-	12,097	52,176
Total operating revenues	65,087	77,654	319,692
Gain on sale of assets and termination of charters	18,025	21,537	47,386

Vessel operating expenses	(23,331)	(24,744)	(94,914)
Administrative expenses	(1,967)	(2,341)	(8,942)
Depreciation	(14,033)	(14,225)	(55,602)

Total operating expenses	(39,331)	(41,310)	(159,458)

Operating income	43,781	57,881	207,620

Results in associate(1)	8,512	10,163	43,492
Interest income from associates and long term investments(1)	5,648	5,668	22,633
Interest income, other	1,712	1,586	4,541
Interest expense	(20,600)	(22,354)	(88,985)
Amortization of deferred charges	(2,591)	(1,529)	(5,866)
Other financial items	(2,106)	(730)	(2,026)
Impairment adjustment to investments	-	-	(3,353)
Mark to Market of Derivatives	(1,978)	414	7,780
Taxes	-	-	-
Net income	32,378	51,099	185,836

Basic earnings per share ($)	0.38	0.60	2.31

Weighted average number of shares	85,248,056	84,768,478	80,594,399
Common shares outstanding	85,250,000	85,225,000	85,225,000

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2013 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2012
(in thousands of $)	2013	(audited)
ASSETS
Short term
Cash and cash equivalents	64,820	60,542
Available for sale securities	56,488	55,661
Amount due from related parties	1,222	54,203
Other current assets	74,866	72,226

Long term
Newbuildings and vessel deposits	59,211	69,175
Vessels and equipment, net	1,040,261	1,041,126
Investment in finance leases	1,058,958	1,086,989
Investment in associate(1)	243,456	232,891
Amount due from related parties - Long term(1)	189,011	221,884
Deferred charges	49,956	23,740
Other long-term assets	51,316	54,652

Total assets	2,889,565	2,973,089

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	130,937	157,689
Other current liabilities	14,473	30,602
Amount due to related parties	11,191	9,227

Long term
Long term interest bearing debt	1,565,154	1,673,511
Other long term liabilities	105,882	107,292

Stockholders' equity(2)	1,061,928	994,768
Total liabilities and stockholders' equity	2,889,565	2,973,089

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of March 31, 2013, 'Stockholders' equity' excludes $147.5 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 FIRST QUARTER 2013 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	Dec 31, 2012
	2013	2012	(audited)
OPERATING ACTIVITIES
Net income	32,378	51,099	185,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,946	15,092	58,819
Impairment adjustment to investments	-	-	3,353
Adjustment of financial derivatives to market value	1,978	(414)	(7,780)
Gain on sale of assets and termination of charters	(18,025)	(21,537)	(47,386)
Result in associate	(8,512)	(10,163)	(43,492)
Stock based compensation	93	117	569
Loss on repurchase of Company Bonds	1,109	250	122
Other, net	(1,542)	(579)	(2,184)
Change in operating assets and liabilities	44,575	(15,546)	(61,287)
Net cash provided by operating activities	68,000	18,319	86,570

INVESTING ACTIVITIES
Repayment of investments in finance leases	13,731	14,280	58,571
Proceeds from sale of vessel/new buildings	40,366	65,629	100,733
Net investment in newbuildings and vessel deposits	(17,739)	(23,135)	(90,612)
Purchase of vessels	-	(76,936)	(76,936)
Cash received from associates(1)	33,959	14,399	56,443
Other assets / investments	-	(14,569)	(13,890)
Net cash provided by/ (used in) investing activities	70,317	(20,332)	34,309

FINANCING ACTIVITIES
Proceeds from long and short term debt	385,000	185,475	259,097
Expenses paid in connection with securing finance	(7,832)	(2,428)	(3,989)
Repayment of long and short term debt	(263,177)	(183,155)	(318,374)
Re-purchase of Company bonds	(248,109)	(26,591)	(28,096)
Cash received from share issue	79	88,911	89,596
Payments in lieu of issuing shares for exercised share options	-	-	(1,477)
Cash dividends paid	-	(66,475)	(152,009)
Net cash used in financing activities	(134,039)	(4,263)	(155,252)
			60,542
Net increase/ (decrease) in cash and cash equivalents	4,278	(6,276)	(34,373)
Cash and cash equivalents at beginning of period	60,542	66,818	94,915
Cash and cash equivalents at end of period	64,820	60,542	60,542

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FIRST QUARTER 2013 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Bluelot Shipping Company Ltd. (CMA CGM Magellan), and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended March 31, 2013

	SFL West Polaris	SFL Deepwater	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Real(1)
Charter revenues - finance lease	18,312	47,076	-	65,388
Revenues classified as Repayment of investment in finance leases	(12,161)	(30,626)	-	(42,787)
Charter revenues - operating lease	-	-	9,548	9,548
Total operating expenses	(10)	(18)	(8,462)	(8,490)
Interest expense, related party(2)	(1,631)	(3,263)	-	(4,894)
Interest expense, other	(3,847)	(6,356)	-	(10,203)
Other items	(50)	-	-	(50)
Net income(3)	613	6,813	1,086	8,512

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'.
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of March 31, 2013

	SFL West Polaris	SFL Deepwater	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Real(1)
Cash and cash equivalents	2,691	-	388	3,079
Investment in finance leases	522,162	1,089,646	-	1,611,808
Other assets	10,881	18,606	8,646	38,133
Total assets	535,734	1,108,252	9,034	1,653,020

Short term and current portion of long term interest bearing debt	36,000	792,083	-	828,083
Other current liabilities	4,555	6,792	-	11,347

Long term interest bearing debt	378,000	-	-	378,000
Long term loans from shareholders, net	42,641	146,370	-	189,011
Other long term liabilities	-	3,123	-	3,123

Stockholders equity(2)	74,538	159,884	9,034	243,456

Total liabilities and stockholders’ equity	535,734	1,108,252	9,034	1,653,020

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.
(2)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
 FIRST QUARTER 2013 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Mar 31, 2013	Dec 31, 2012	ended Dec 31, 2012
Net income	32,378	51,099	185,836

Add:
Mark to Market of Derivatives	1,978	(414)	(7,780)
Other financial items	141	480	1,905
Amortization of deferred charges	2,591	1,529	5,866
Interest expense	20,600	22,354	88,985
Interest income, other(1)	(60)	(73)	(134)
Interest income from associates	(4,894)	(4,894)	(19,575)
Results in associate	(8,512)	(10,163)	(43,492)
Depreciation	14,033	14,225	55,602
Long-term investment impairment charge	-	-	3,353
Gain on sale of assets and termination of charters	(18,025)	(21,537)	(47,386)
Revenues classified as Repayment of investment in finance leases	13,731	14,280	58,571
Other reconciling items	1,202	(1,348)	(3,975)
Investment in associate
Charter revenues - finance lease	65,388	67,787	303,149
Charter revenues - operating lease	9,548	10,034	39,334
Total operating expenses	(8,490)	(8,913)	(34,829)

EBITDA (2)	121,609	134,446	585,430

(1)	Interest income excludes interest income generated from financial investments.
(2)
'EBITDA' is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.

Exhibit 2

* Ship Finance International Limited 1Q 2013 Results May 30, 2013

* FORWARD LOOKING STATEMENTS This presentation contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

* 1Q 2013 highlights Net income of $32.4 million ($ 0.38/share) for the quarter Aggregate charter revenue of $152.8 million ($1.79/share)(1) EBITDA(2) of $121.6 million ($1.43/share) First quarter dividend of $0.39 per share Dividend yield(3) of approx. 9% Contracted four 8,700 teu container newbuildings Major Korean yard and high specifications Attractive delivery positions in 2014 and 2015 Charter revenues includes total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and accrued cash sweep income. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see 1Q-13 press release Appendix 1: Reconciliation of Net Income to EBITDA. Quarterly cash dividend, annualized / SFL share price $17.77 (May 29, 2013) Charter revenue 1Q-13 OFFSHORE 51% TANKERS 29% LINER 10% DRY BULK 10%

* 8,700 teu newbuildings Four vessels with delivery in 2014 and 2015 Higher actual cargo capacity(1) than most other 9,000-10,000 teu vessels Highly versatile vessel class suitable for most trade patterns Fits the Panama Canal after the expansion is finished in mid-2015 Bosporus-max (easy access to Black Sea) The vessels will be marketed for long-term charters Cargo capacity measured on the basis of 14tons average per 20ft standard container, as per industry standard practice. Illustration of container vessel of similar size. © Griff Wason

Ship Finance International Limited

Why order containership newbuilding?

- Liner companies depend on vessel efficiency and economies of scale
- Overall service speed has changed fundamentally since 2009
- New vessel designs are optimized for lower speed and better actual cargo intake
- Newbuilding prices at historically low levels

Estimated fuel consumption per teu[1]


kg/teu
25
20
15
10
5
0
+49%
+103%
8,700 teu SFL NB
8,600 teu 2010-built
5,100 teu 'old' P'max

Vessel comparison


5,100 teu 'old' P'max: 32 x 294m
8,600 teu 2010-built: 43 x 334m
8,700 teu SFL NB: 48 x 299m

1) Fuel consumption per teu per day basis vessels' 14mt/teu homogeneous intake at fully laden draft.

5

* * $5.1 billion charter backlog(1) Fixed charter backlog as of March 31, 2013, adjusted for subsequent acquisitions and sales, excluding future cash sweep/profit share, net of any seller’s credit and assuming certain call options are not exercised Charterers by Mkt. Cap Remaining Charter Term(1) 5–10 yrs 32% > 10 yrs 62% 0–5 yrs 6% > $5bn 44% < $5bn 39% Private 17%

* * . Significant reduction in leverage last 4 years From $1,250m to ~$445m(2) = 64% reduction in loan amount Loan amortization continues (>$70m/year) Next refinancing: ~$220m in 2015 47 vessels initially in 2004 The fleet has been reduced to 22 vessels by selling the oldest tonnage Only double-hull VLCCs and Suezmaxes remaining Vessels on charter to FRO Frontline vessels and financial exposure Financial leverage on FRO vessels Number of vessels to FRO Financing relating to FRO vessels Source: Clarkson Research Services Gross available amount per 1Q 2013 including undrawn amounts on the revolving credits (1)

* * Contributions from projects last 12 months(1) Not as accounted per US GAAP – used as an internal guideline to assess the Company’s core business. Fixed charter revenues and return on financial investments Ordinary installments relating to the Company’s projects, assuming all loans fully drawn. Excluding prepayments when vessels are sold Large performing fleet with significant cash flow $552m EBITDA-equivalent last twelve months $117m net cash-flow from projects after interest and debt amortization (3) (2)

* * SFL operational performance Pro-forma illustration of cash flow (1) Not as accounted for under US GAAP Used as an internal guideline to assess the Company's performance Excluding extraordinary and non-cash items and profit share 1Q 2013 1Q 2013 4Q 2012 4Q 2012 $ mill. $/share $ mill. $/share Fixed charter hire VLCC 30.2 0.35 30.4 0.36 Suezmax 9.6 0.11 10.2 0.12 Chemical Tankers 1.5 0.02 1.5 0.02 Liner (Container and Car Carriers) 19.4 0.23 18.0 0.21 Dry bulk incl. OBOs 13.4 0.16 14.0 0.17 Offshore 78.9 0.93 81.9 0.97 Sum fixed charter hire 152.8 1.79 155.9 1.84 Vessel operation expenses and G&A (33.6) (0.39) (35.9) (0.42) Financial investments 2.4 0.03 2.3 0.03 Accumulated cash sweep/profit share 0.0 0.00 12.1 0.14 EBITDA including accumulated cash sweep 121.6 1.43 134.4 1.59 Including cash flow in subsidiaries accounted for as ‘investment in associate’

* * Profit & loss Gain on sale of three older vessels No cash sweep accrual for 1Q 2013. Cash sweep for 2012 was paid to SFL in March 2013

* * Balance sheet Excludes $235 million available under revolving credit facilities Equity ratio of 39.8%, including deferred equity of $148 million 2012 cash sweep received in March 2013

* * Liquidity and financing $300 million in total available liquidity $65 million cash and cash equivalents $235 million available under revolving credit lines $56 million in available for sale securities Mainly senior secured bonds Debt overview $1.7 billion consolidated interest-bearing debt at quarter end, including $0.7 billion of senior unsecured notes $1.2 billion bank loans in subsidiaries account for as ‘Investment in associate’

* * Staggered debt maturity(1) Amounts also including debt in unconsolidated wholly owned subsidiaries Including currently undrawn amounts available under revolving credits Several debt facilities have recently been refinanced at attractive terms 8.5% Senior notes due 2013 refinanced with $350 mill. convertible notes due 1Q 2018 West Polaris refinanced with $420 mill. of bank debt with maturity in 1Q 2018 West Hercules refinanced with $375 mill. of bank debt with maturity in 2Q 2019 (2)

* * 4 x 4,800 teu container vessels at quarter end Expected delivery between 3Q 2013 and 1Q 2014 7-year time charters to Hamburg Süd Entered into four newbuilding contracts subsequent to quarter end 8,700 teu container vessels with expected delivery in 2014 – 2015 Total yard cost of approximately $340 million Newbuilding overview As per March 31, 2013

* * Covenant compliance Including $216 million in available undrawn credit lines with maturity in excess of .12 months Excluding short-term portion of long-term debt Including $147 million of deferred equity Ship Finance has never experienced any violations of bank covenants, despite the volatility in the shipping and offshore markets

* * Summary EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see 1Q-13 press release Appendix 1: Reconciliation of Net Income to EBITDA. Quarterly cash dividend, annualized / SFL share price $17.77 (May 29, 2013) Reported net income of $32 million ($0.38/share) in the first quarter EBITDA(1) equivalent cash flow of $122 million ($1.43/share) Declared first quarter dividend of $0.39 per share 9% dividend yield(2) Well balanced loan portfolio Several debt maturities have been refinanced recently Proven access to bank and capital markets Growth opportunities ahead Recently contracted four new 8,700 teu container vessels

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 4, 2013

	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)